

April 26, 2021

Mason Garrett
Chief Executive Officer
GrandSouth Bancorporation
381 Halton Road
Greenville, SC 29607

Re: GrandSouth Bancorporation
Registration Statement on Form 10-12G
Filed March 30, 2021
File No. 000-31937

Dear Mr. Garrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

General

1. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you may consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Discussion of Results of Operations, page 62

2.   We note your quantitative segment information beginning on page 120, which specifies
        that the Carbucks segment contributes a significant amount of net interest income,
        noninterest expense and net income despite holding a much smaller proportion of total
        consolidated assets compared to the Core Bank segment. Given that each of your
        segments represent a significant portion of your revenues and expenses, and considering
        the disproportionate impact of each of the segments to the balance sheet versus the income
        statement, a narrative analysis of your results of operations by segment would be
        meaningful to investors. Please revise your MD&A section to discuss and analyze your
        results of operations for each segment. Your revised disclosures should adequately
        describe and quantify the effect of each causal factor that you cite for material changes in
        your financial statements. Refer to Item 303(a) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Ben Phippen at (202) 551-3697 or Amit Pande, Accounting Branch
Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements
and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal
Branch Chief, at (202) 551-3469 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Finance

cc: Ben Barnhill, Esq.